Exhibit 99.(g)(8)

AMENDED EXHIBIT A TO CUSTODY AGREEMENT

PORTFOLIOS

Exhibit A to the Custody Agreement dated as of March 27, 1997, between JPMorgan Chase Bank, N.A. and Third Avenue Trust is hereby amended, effective August 31, 2009, to list the following four Portfolios:

-	Third Avenue Value Fund

-	Third Avenue Small-Cap Value Fund

-	Third Avenue Real Estate Value Fund

-	Third Avenue International Value Fund

-	Third Avenue Focused Credit Fund